UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                           Wm. S. Barnickel & Company
                               c/o Jules Chasnoff
                          Lowenhaupt & Chasnoff, L.L.C.
                          10 South Broadway, Suite 600
                            St. Louis, MO 63102-1733
                                 (314) 241-5950
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                               (Page 1 of 5 pages)
---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1            SCHEDULE 13D                  Page 2 of 5 Pages
--------------------------------------------------------------------------------

INTRODUCTORY NOTE.

     This statement is filed on behalf of Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel Company"); Boatmen's Bancshares, Inc., a Missouri corporation ("BBI"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC"); The John S. Lehmann Trust f/b/o John S. Lehmann, Jr. ("Lehmann Trust I") and The John S. Lehmann Trust f/b/o Frederick W. Lehmann III ("Lehmann Trust II") (Lehmann Trust I and Lehmann II are hereinafter referred to collectively as the "Lehmann Trusts") established under the Indenture of Trust of John S. Lehmann dated July 8, 1959, as amended; Genevieve J. Brown, Michael
V. Janes, and William B. Janes (Genevieve J. Brown, Michael V. Janes and William
B. Janes are referred to herein collectively as the "Janeses") and Fairfax F. Pollnow. BBI, BTC, Barnickel Company, Lehmann Trust I, Lehmann Trust II, Genevieve J. Brown, Michael V. Janes, William B. Janes and Fairfax F. Pollnow are hereinafter referred to as the "Reporting Persons."

     This Amendment No. 7 is being filed on behalf of the Reporting Persons and supplements and amends the information set forth in Schedule 13D filed on February 24, 1994, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 filed on, respectively, April 8, 1994, July 11, 1994, December 9, 1994, February 10, 1995, June 8, 1995 and November 12, 1996 previously filed by the Reporting Persons and The William S. Barnickel Testamentary Trust, a former Missouri trust (the "Barnickel Trust").

     The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares of capital stock of the Company ("Capital Stock") referred to herein.

     Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.


ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby supplemented as follows:

     Barnickel Company has entered into a Memorandum of Understanding Regarding Joint Petrolite/Barnickel Efforts to Explore Sale of Petrolite, dated
November 27, 1996, with Petrolite Corporation, a copy which is filed herewith as
Exhibit 1 to this Amendment No. 7.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby supplemented as follows:

     Barnickel Company has entered into a Memorandum of Understanding Regarding Joint Petrolite/Barnickel Efforts to Explore Sale of Petrolite, dated
November 27, 1996, with Petrolite Corporation, a copy which is filed herewith as Exhibit 1 to this Amendment No. 7.

CUSIP No. 716723 10 1            SCHEDULE 13D                  Page 3 of 5 Pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following additional exhibits are filed with this Amendment No. 7:

     Exhibit 1. Memorandum of Understanding Regarding Joint Petrolite/Barnickel Efforts to Explore Sale of Petrolite, date November 27, 1996.

     Exhibit 2.  Joint Press Release.

CUSIP No. 716723 10 1            SCHEDULE 13D                  Page 4 of 5 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate, dated in each case as of November 27, 1996.

                              BOATMEN'S BANCSHARES, INC.

                              /S/ BRUCE L. TALEN
                              --------------------------------------------------
                                                 Signature

                              Bruce L. Talen, Attorney-in-Fact
                              -------------------------------------------------
                                                (Name/Title)

                              BOATMEN'S TRUST COMPANY

                              /S/ BRUCE L. TALEN
                              --------------------------------------------------
                                                 Signature

                              Bruce L. Talen, Vice President
                              --------------------------------------------------
                                                (Name/Title)

                              WM. S. BARNICKEL & COMPANY

                              /S/ BRUCE L. TALEN
                              --------------------------------------------------
                                                 Signature

                              Bruce L. Talen, Attorney-in-Fact
                              --------------------------------------------------
                                                (Name/Title)

                              JOHN S. LEHMANN TRUST F/B/O
                              FREDERICK W. LEHMANN III

                              By:  Boatmen's Trust Company, Trustee

                              By:  /S/ BRUCE L. TALEN
                                   ---------------------------------------------
                                   Bruce L. Talen, Vice President

CUSIP No. 716723 10 1            SCHEDULE 13D                  Page 5 of 5 Pages
--------------------------------------------------------------------------------

                             JOHN S. LEHMANN TRUST F/B/O
                             JOHN S. LEHMANN, JR.

                             By:  Boatmen's Trust Company, Trustee

                             By:  /S/ BRUCE L. TALEN
                                  ----------------------------------------------
                                  Bruce L. Talen, Vice President

                             /S/ GENEVIEVE J. BROWN*
                             ---------------------------------------------------
                             Genevieve J. Brown

                             /S/ MICHAEL V. JANES*
                             ---------------------------------------------------
                             Michael V. Janes

                             /S/ WILLIAM B. JANES*
                             ---------------------------------------------------
                             William B. Janes

                             /S/ FAIRFAX F. POLLNOW*
                             ----------------------------------------------
                             Fairfax F. Pollnow

*  By:  /S/ BRUCE L. TALEN
   -----------------------------------
   Bruce L. Talen, as attorney-in-fact